UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

CAMTEK LTD.

 (Name of Issuer)

Ordinary shares, par value NIS 0.01 per share	M20791105
(Title of Class of Securities)	(CUSIP Number)
October 13, 2010 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

  ❒  Rule 13d-1(b)
  ☒  Rule 13d-1(c)
  ❒  Rule 13d-1(d)

13G

CUSIP No M20791105	Page of 5 Pages

1.	NAMES OF REPORTING PERSONS Avigdor Willenz I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) N/A
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP N/A	(a) (b)
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Israeli
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,604,758
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,604,758
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,604,758
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)5.3%
12.	TYPE OR REPORTING PERSON IN

Item 1(a).                        Name of Issuer:

                                 CAMTEK LTD .( hereinafter referred to as the " Company" )

Item 1(b).                        Address of Issuer’s Principal Executive Offices:

     Ramat Gavriel Endstrial Zone
     P.O. Box 544
     Migdal Haemek 23150 Israel

Item 2(a).                        Name of Person Filing:

                             Avigdor Willenz

Item 2(b).                       Address of Principal Business Office, or, if none, Residence:

     Kamun
     M.P Bikat Beit hakerem
     Israel 20112

Item 2(c).                        Citizenship:

     Israeli

Item 2(d).                        Title of Class of Securities:

 This statement relates to Ordinary Shares, par value NIS 0.01 per
 Share ( hereinafter to as "Ordinary Shares" )

Item 2(e).                        CUSIP Number:

                              M20791105

Item 3.                             Identification of Persons filing pursuant to Rules 13d-1(b) or 13d-2(b) or (c):

                              N\A

Item 4.                             Ownership

    (a)     Amount beneficially owned:

      As of  February 3, 2011, Avigdor Willenz owned 1,604,758  Ordinary Shares.

(b)                  Percent of Class:

                             5.30%

(c)               Number of shares as to which such person has:

       (i)   Sole power to vote or to direct the vote:

           1,604,758

       (ii)   Shared power to vote or to direct the vote:

               NONE

       (iii)   Sole power to dispose or to direct the disposition of:

            1,604,758

       (iv)   Shared power to dispose or to direct the disposition of:

                                         NONE

Item 5.                             Ownership of Five Percent or Less of a Class.

                               N\A

Item 6.                             Ownership of More than Five Percent on Behalf of Another Person.

                               N\A

Item 7.                         Identification and Classification of the Subsidiary Which Acquired the

     Security Being Reported on By the Parent Holding Company.

                              N\A

Item 8.                             Identification and Classification of Members of the Group.

      N\A

Item 9.                             Notice of Dissolution of Group.

      N\A

Item 10.       Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 3,2011
Date

/s/ Avigdor Willenz
Signature

Avigdor Willenz
Name/Title